UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

Nabi Biopharmaceuticals.

(Name of issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629519109

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,110,153 shares of Common Stock

	8	Shared Voting Power 84,900 shares of Common Stock

	9	Sole Dispositive Power 5,265,453 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,265,453 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 629519109

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,110,153 shares of Common Stock

	8	Shared Voting Power 84,900 shares of Common Stock

	9	Sole Dispositive Power 5,265,453 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,265,453 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”) of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 5800 Park of Commerce Boulevard, N.W., Boca Raton, FL 33487.

Item 2.	Identity and Background.

Reporting Persons:               David M. Knott, an individual

Dorset Management Corporation (“DMC”), a New York corporation

Principal office:                     David M. Knott and Dorset Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

Principal business:

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”) and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”).  The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of DMC, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”).   Collectively, DMC and Mr. Knott are hereinafter referred to as the “Reporting Persons” and the Partnerships and the Managed Accounts are hereinafter collectively referred to as the “Direct Owners”.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used in making each of the purchases of the Common Stock purchased for the accounts of the Direct Owners was the portfolio assets of each such Direct Owner. None of the Direct Owners individually beneficially own more than five percent of the Common Stock.  The aggregate amount of consideration used in making such purchases was $30,452,363.

The Reporting Parties effect purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Parties acquired the Common Stock for investment in the ordinary course of business.  The Reporting Parties believe that the Common Stock at current market prices is undervalued and represents an attractive investment opportunity.  The Reporting Parties may make further purchases of the Common Stock from time to time and may dispose of any or all of the Common Stock held by the Reporting Parties at any time.

Over an extended period of time, the Reporting Parties have encouraged the Company and its Board of Directors to consider strategic alternatives or other means which may serve to maximize shareholder value.   On October 6, 2006, Anthony R. Campbell, a Member of Knott Partners Management, LLC sent a letter to the Board of Directors of the Company.  The letter stated that the Reporting Parties recognize the Company’s September 27, 2006 announcement that it has retained Banc of America Securities to explore strategic alternatives as a step in the right direction.  The letter further states the Reporting Parties’ belief that having Thomas H. McLain continue as CEO and Chairman of the Board of Directors will impede the Company’s efforts to explore strategic alternatives and will undermine efforts to maximize shareholder value.  The letter sent by the Reporting Parties is attached hereto as Exhibit A and is incorporated herein by reference.  The Reporting Parties may continue discussions regarding these matters with management of the Company, its Board of Directors, stockholders or other relevant parties to express the Reporting Parties’ view regarding the Company.

Except as set forth herein, the Reporting Parties do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)-(b) David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

(c)                                  During the past 60 days, the Reporting Persons beneficially acquired Common Stock in open-market purchases.  The Direct Owners purchased Common Stock in separate open-market transactions on January 9, 2009 and January 12, 2009, for $242,952 (63,600 shares at $3.82/share) and $224,055 (58,500 shares at $3.83/share), respectively.

(d)                                 Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

(e)                                  N/A.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
N/A

Item 7.	Material to be Filed as Exhibits.
Exhibit A - Letter from the Reporting Parties to the Company’s Board of Directors, dated October 6, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2009
Date

/s/David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President

Exhibit A

[Knott Letterhead]

October 6, 2006

NABI Board of Directors

Dear Board Members:

As you may know, we have been investors in your Company for over five years.  We write with respect to the Company’s recent September 27, 2006, announcement that it has retained Banc of America Securities to explore strategic alternatives.  We applaud this decision and hope that it will be a significant step toward advancing the Company’s long-stagnant stock price and allow long-term shareholders such as ourselves an opportunity to realize the value of our investments.

We have one significant reservation, however, with respect to this recently announced effort to explore strategic alternatives.  This reservation stems from the continuing stewardship of Thomas McLain as CEO and Chairman of the Company’s board of directors.  As we have suggested previously, we believe Mr. McLain lacks the insight and vision to allow the Company to realize its full potential.  We are therefore concerned that his continued participation in management will impede the Company’s efforts to evaluate strategic alternatives and may ultimately prevent it from taking full advantage of the opportunities available in the marketplace.  As a long-time shareholder, we will not tolerate obstructionist tactics intended to undermine efforts to maximize shareholder value.  We accordingly request that the board immediately take all necessary steps to remove Mr. McLain from his present position in management and find an executive better suited to accomplishing the Company’s currently stated objectives.

Until such time as Mr. McLain is removed, we will consider supporting initiatives to effectuate the management changes which we believe are necessary to allow the Company to achieve its full potential.  We remind the board of its fiduciary obligations and hope and expect that it will bear them in mind as it considers our request and evaluates the Company’s strategic options.

Sincerely yours,

/s/ Anthony R. Campbell

Anthony R. Campbell